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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        This report on Form 6-K contains a press release dated April 23, 2002 announcing SONERA ADJUSTS ITS BUSINESS ORGANIZATION TO SUPPORT CUSTOMER-DRIVEN OPERATION

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2002	SONERA CORPORATION

	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR

	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

SONERA CORPORATION	STOCK EXCHANGE RELEASE APRIL 23, 2002 7.10 p.m.	1 (2)

CORRECTION TO SONERA PRESS RELEASE APRIL 23,2002
4.30 P.M.

The April 23.4.2002 at 4.30 p.m. send Sonera Stock Exchange Release stated mistakenly that the mergers of the Sonera subsidiaries would take place as of July 1, 2002. The correct timetable is by the end of 2002. The mistake is corrected to this version. The three business layers will be implemented as of July 1, 2002.

SONERA ADJUSTS ITS BUSINESS ORGANIZATION
TO SUPPORT CUSTOMER-DRIVEN OPERATION

•
new structure supports customer-driven operation

•
business's profit focus shifted to customer interface

•
efficiency improves

In the autumn of 2001, Sonera set itself a goal of transferring to a customer-driven business organization. To meet the goal, Sonera will merge most of its wholly owned subsidiaries to the Group's parent company Sonera Corporation by the end of 2002 and rearrange its business organization to comprise three business layers as of July 1, 2002. The measures will not have any direct personnel effects. Further, they are not linked to the merger of Sonera and Telia that is being prepared.

— The new structure supports customer-driven management and shifts the controlling focus more to customer interface. Customer profitability becomes a common goal, and the customers will be shared. The efficiency of operations will also improve, as there is no longer inhouse competition for customers, says Soneral's President & CEO Harri Koponen, reflecting the benefits of the new business model.

The three business layers of the new business model are:

        1.    Sales and Marketing, centrally in charge of the Group's all sales and marketing processes. The layer comprises the following functions: centralized customer care, marketing, four customer segment functions (strategic, major, business and consumer customers), solution integration / concepts and development. The customer segment functions provide all Sonera's services to the customers of the segment in question in a centralized manner.

        2.    Products and Services, in charge of the service provider's product portfolio. The layer comprises the following functions: business customer products, consumer products, international business operations, service provision, service systems, research and development.

        3.    Production and Networks, which comprises the following functions: Mobile Networks Finland, Sonera Carrier Networks Ltd, Primatel Ltd, Unibase Ltd and IsoWorks Ltd.

Each layer has been assigned a manager to lead the layer and report directly to the President & CEO of Sonera Corporation. The acting head of the Sales and Marketing layer will be Deputy CEO Aimo Eloholma, Products and Services will be headed by Executive Vice President Juha Varelius and Production and Networks by Executive Vice President Jaakko Nevanlinna, all members of Sonera's Executive Management Team.

The support functions now situated in different business units (e.g. financial and HR management) will be combined into a single, layer-specific function.

Further, the domestic geographical business areas of Sonera's different business operations will be combined into a single regional organization. Sonera's area directors will have matrix responsibility for the business customer relationships of the area concerned and they will also be responsible for the area's stakeholder group operations.

After the merger, the following companies will continue as independent companies, selling their services to outside Sonera to a notable extent: Sonera Carrier Ltd, Unibase Ltd, IsoWorks Ltd (Sonera 50%), Sonera Zed Ltd and Sonera SmartTrust Ltd. Also, Sonera's fully or partly owned distribution companies Päämies-kauppiaat Oy (Sonera 58%), Telering Ltd, Data-Info Oy and Infonet Finland Ltd (Sonera 90%) will continue as independent companies.

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighbouring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9,000 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications & IR

For further information, please contact:

Deputy CEO Aimo Eloholma
tel. +358 2040 58700
e-mail: aimo.eloholma@sonera.com

Distribution:
HEX Helsinki Exchanges
Major media

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SIGNATURES